LUSE GORMAN, PC

ATTORNEYS AT LAW

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(202) 274-2009 mlevy@luselaw.com

April 4, 2023

David Plattner

Division of Corporation Finance

Office of Mergers and Acquisitions

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Blue Foundry Bancorp
PREC14A filed March 28, 2023
File No. 001-40619

Dear Mr. Plattner:

On behalf of Blue Foundry Bancorp (“Blue Foundry”), we are hereby transmitting Blue Foundry’s revised PREC14A and responses to the Staff’s comments set forth in your letter dated March 31, 2023 on Blue Foundry’s PREC14A filed on March 28, 2023. The revised PREC14A has been blacklined to reflect changes from Blue Foundry’s March 28, 2023 filing.

PREC14A filed March 28, 2023

Questions and Answers about the Annual Meeting, page 1

1.    The telephone number given for Alliance Advisors on page 6 (and elsewhere) seems to be outdated. Please revise, or advise.

Response: The Staff is advised that the telephone number for Alliance Advisors is now operational.

Summary, page 1

2.    On page 7, we note the following question: “What is an under vote and over vote and how does each impact the universal proxy card?” The related answer does not appear fully responsive to the question, though fully responsive disclosure is included in subsequent answers. Accordingly, please delete the initial question-and-answer so as to avoid confusion and duplicative disclosure, or advise.

Response: The initial question-and-answer has been deleted in response to the Staff’s comment.

LUSE GORMAN, PC

David Plattner

Division of Corporation Finance

Office of Mergers and Acquisitions

April 4, 2023

3.    The following disclosure appears on page 7: “To the extent an under vote (e.g., voting FOR with respect to fewer than two nominees on Proposal 1) occurs on a record holder’s WHITE proxy card, your shares will only be voted FOR those nominees you have so marked and any remaining votes on Proposal 1 will not be voted.” To avoid potentially confusing shareholders, please replace “those nominees” with “the nominee” or “that nominee,” or advise. Please do the same on the proxy card.

Response: The above-referenced disclosure on page 7 has been revised to replace “those nominees” with “the nominee.” The proxy card has been similarly revised.

4.    We note the following disclosure at the bottom of page 7: “If the Seidman Group withdraws or abandons its solicitation or fails to comply with the New Rules, any votes cast in favor of the Seidman Group’s nominee will be disregarded and not be counted, whether such vote is provided on the Company’s WHITE proxy card or the Seidman Group’s blue proxy card. Under these circumstances, your proxy will be voted FOR all two of the Company’s nominees.” With respect to the final sentence, please provide a legal analysis supporting the validity of treating proxy cards in such manner.

Alternatively, delete the sentence.

Response: The above-referenced disclosure on page 7 has been revised to delete the sentence: “Under these circumstances, your proxy will be voted FOR all two of the Company’s nominees.”

Proposals and Nominations, page 49

5.    In this section, please disclose the deadline required by Rule 14a-5(e)(4).

Response: We have revised this section with headers to clarify which section addresses our Bylaws provisions, which section addresses the deadline requirement under Rule 14a-8 and which section addresses the deadline requirement under Rule 14a-19, and to clarify that the deadline requirement under Rule 14a-19 is in addition to the requirements under our Bylaws. We note that the deadline required by Rule 14a-5(e)(4) is March 20, 2024, and is provided in this section on page 50.

General

6.    On the proxy card, please present the Nominees Opposed by the Company in alphabetical order by last name. See Rule 14a-19(e)(4).

Response: The proxy card has been revised to present the Nominees Opposed by the Company in alphabetical order by last name.

LUSE GORMAN, PC

David Plattner

Division of Corporation Finance

Office of Mergers and Acquisitions

April 4, 2023

If you have any questions, please contact the undersigned.

Very truly yours,

Marc Levy

cc:	Christina Chalk, Securities and Exchange Commission

James Nesci, President and Chief Executive Officer, Blue Foundry Bancorp

John Gorman, Esq., Luse Gorman, PC